SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)*

Alpha Pro Tech, Ltd.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

020772109

(CUSIP Number)

William R. Lykken

310 West 17th Street

Grafton, North Dakota 58237-2005

(701) 520-1713

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020772109

1	Name of Reporting Person William R. Lykken

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,134,827

	8	Shared Voting Power 145,170

	9	Sole Dispositive Power 1,134,827

	10	Shared Dispositive Power 145,170

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,279,997

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.7%(1)

14	Type of Reporting Person IN

(1) Based on 22,370,950 shares of Common Stock of Alpha Pro Tech, Ltd. outstanding as of October 27, 2009, as reported by Alpha Pro Tech, Ltd. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, filed with the Securities and Exchange Commission on October 28, 2009.

Item 1.	Security and Issuer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D/A filed on April 8, 1999 (as previously amended, the “Schedule 13D”) by the Reporting Person with respect to the Common Stock, par value $0.01 (the “Shares”), of Alpha Pro Tech, Ltd., a Delaware corporation, with its principal executive offices located at Suite 112, 60 Centurian Drive, Markham, Ontario, Canada L3R 9R2 (the “Issuer”).

The total dispositions of Shares by the Reporting Person since the date of filing of the previous amendment to the Schedule 13D (Amendment No. 1 to Schedule 13D, which was filed on April 8, 1999) represent approximately a 1.1% decrease in the Reporting Person’s beneficial ownership of the outstanding Shares of the Issuer since the date of the filing of the previous amendment to the Schedule 13D, and, therefore, are deemed material for purposes of Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended.  The Reporting Person is filing this Amendment No. 2 to the Schedule 13D to report the decreased percentage of the Common Stock of the Issuer beneficially owned by the Reporting Person as of October 26, 2009.

Item 2.	Identity and Background.

(a)                                  The Schedule 13D is being filed by William R. Lykken (the “Reporting Person”).

(b)                                 The Reporting Person’s residence address is 310 West 17th Street, Grafton, North Dakota 58237-2005.

(c)                                  The Reporting Person is self-employed as president of Lykken, Inc., Box 606, Grafton, North Dakota 58237.

(d)                                 During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    The Reporting Person is an individual resident of the State of North Dakota and a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.  This Amendment is being filed to report the disposition by the Reporting Person of Shares in an amount that represents approximately a 1.1% decrease in the Reporting Person’s beneficial ownership of the outstanding Shares of the Issuer since the date of the filing of the previous amendment to the Schedule 13D.

Item 4.	Purpose of Transaction.

This Amendment is being filed to report the disposition by the Reporting Person of Shares in an amount that represents approximately a 1.1% decrease in the Reporting Person’s beneficial ownership of the outstanding Shares of the Issuer since the date of the filing of the previous amendment to the Schedule 13D.  The Reporting Person intends to review, on a continuing basis, his investment in the Issuer.  Depending on such review and evaluation of the business and prospects of the Issuer and the price level of the Shares, and such other factors as he may deem relevant, the Reporting Person may (i) acquire Shares, (ii) sell Shares in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933 or (iii) engage in any combination of the foregoing.  Subject to applicable law, the Reporting Person may enter into derivative transactions, hedging transactions or alternative structures with respect to the Shares.  Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice.  Any alternative that the Reporting Person may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors.  Other than as described in this Item 4, the Reporting Persons does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, however, that, at any time, the Reporting Person may (i) review or reconsider his position with respect to the Issuer, and the Reporting Person reserves the right to develop such plans or proposals at any time, and (ii) make proposals to or have discussions with the Issuer with respect to any such transactions or matters or communicate with other shareholders with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a)                                  Incorporated by reference to Items 11 and 13 of the Cover Page.

(b)                                 Incorporated by reference to Items 7-10 of the Cover Page.

(c)                                  During the past sixty days, the Reporting Person sold in the open market Shares in the amounts and at the prices indicated below.

TRADE DATE	NUMBER OF SHARES	PRICE PER SHARE
10/26/2009	55,000	30,000 Shares at $7.50
		25,000 Shares at $7.55

(d)                                 With respect to the beneficial ownership reported for the Reporting Person, 103,000 Shares are held jointly with the Reporting Person’s spouse, and 42,170 Shares are held jointly with the Reporting Person’s sister.  These individuals share with the Reporting Person the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, those respective Shares.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                    October 30, 2009

/s/ William R. Lykken
William R. Lykken